Scorpio Bulkers Inc. Announces Amendments to Its Management Agreements

MONACO -- (Marketwired - Sept 29, 2016) - Scorpio Bulkers Inc. (NYSE: SALT) (the "Company") announced today that it has entered into an agreement to amend its Administrative Services Agreement with Scorpio Services Holding Limited (“SSH”) and its Master Agreement with Scorpio Commercial Management (“SCM”) and Scorpio Ship Management (“SSM”).  Under the terms of the amendments, (i) the fee of 1% payable to SSH upon any future vessel purchase will be eliminated; (ii in the event of the sale of one or more vessels, provided it does not amount to a sale of substantially all vessels the notice period to terminate the commercial and technical management agreements will be reduced from two years to three months and a fee equal to three months of management fees will be payable to SCM and SSM upon termination; and (iii) effective beginning on the fifth day within any 20 trading day period that the closing price of the Company’s common shares on the New York Stock Exchange is equal to or greater than $5.00, the commission payable for commercial management will be reinstated to 1.75 per cent of all monies earned by a vessel from the current 1 per cent. There is no other consideration payable by the Company for these amendments. The effective date of these amendments is September 29, 2016.

The independent members of the Company's Board of Directors unanimously approved the amendments to the Administrative Services Agreement and Master Agreement described in the preceding paragraph.

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns 39 vessels, consisting of 14 Kamsarmax vessels and 25 Ultramax vessels. The Company also time charters-in two dry bulk vessels (consisting of one Panamax and one Kamsarmax vessel) and has contracted for 9 dry bulk vessels consisting of six Kamsarmax and three Ultramax), from shipyards in Japan and China. Upon final delivery of all of the vessels the owned fleet is expected to have a total carrying capacity of approximately 3.4 million deadweight tonnes. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:
Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)